Genco Resources Ltd. Suite 550 – 999 W. Hastings Street Vancouver, BC V6C 2W2 Canada TSX: GGC	T (604) 682-2205 F (604) 682-2235 www.gencoresources.com info@gencoresources.com

GENCO ADOPTS SHAREHOLDER RIGHTS PLAN

February 23, 2010 – Vancouver, BC – Genco Resources Ltd. (TSX: GGC) announces that it has adopted a Shareholder Rights Plan, similar to existing Shareholder Rights Plans adopted by other Canadian public companies.

The primary objective of the Plan is to ensure that all Genco shareholders are treated equally and fairly in connection with any take-over bid for the Company. The Plan discourages discriminatory, coercive or unfair take-overs of the Company and gives Genco’s Board of Directors time to pursue alternatives to maximize shareholder value in the event an unsolicited take-over bid is made for all, or a portion of, the outstanding Common Shares. Any take-over bid that meets certain criteria intended to protect the interested of all shareholders will be permitted by the Plan to proceed.

In order to implement the adoption of the Plan, the Board has authorized that one right (a “Right”) shall be issued: (i) at the close of business on the effective date of the Plan (the “Record Time”) in respect of each Common Share issued, or deemed issued, at the Record Time; and (ii) any time Common Shares are issued after the Record Time and prior to the earlier of when the Rights separate from the Common Shares and become exercisable, or the Plan terminates.

The Rights trade with, and are represented by, Common Share certificates, including certificates issued prior to the Record Time. Until such time as the Rights separate from the Common Shares and become exercisable, Rights certificates will not be distributed to shareholders.

If a person, or a group acting in concert, acquires (other than pursuant to an exemption available under the Plan) beneficial ownership of 20% or more of the Common Shares, the Rights (other than those held by such acquiring person or group, which will become void) will separate from the Common Shares and permit the holders to purchase Common Shares at a 50% discount to the market price of the Common Shares. A person, or a group acting in concert, beneficially owning 20% or more of the outstanding Common Shares as of the Record Time is exempt from the dilutive effects of the Plan if such person (or group) does not acquire additional Common Shares (other than in accordance with the terms of the Plan). At any time prior to the Rights becoming exercisable, the Board may waive the operation of the Plan with respect to certain events before they occur.

The issuance of the Rights is not dilutive until the Rights separate from the underlying Common Shares, and become exercisable, or until the exercise of the Rights. The issuance of the Rights will not change the manner in which shareholders currently trade their Common Shares.

The Plan is not being proposed in response to, or in contemplation of, any specific take-over bid for Genco. The Board of Directors did not adopt the Plan to prevent a take-over of the Company, to secure the continuance of management or the directors in their respective offices, or to deter fair offers for the Common Shares.

The Plan has been accepted for filing by the Toronto Stock Exchange. Consequently, the Plan requires confirmation by the Company's shareholders within 6 months of the Plan's effective date. It is proposed to obtain such approval at Genco’s Annual General Meeting to be held before June 30, 2010. If the Plan is not confirmed by shareholders, the Plan and all outstanding Rights will terminate and be void and of no further force and effect.

A comprehensive copy of the Shareholder Rights Plan has been filed on SEDAR www.sedar.com, and may also be viewed on Genco’s website www.gencoresources.com.

Genco Resources Ltd. Suite 550 – 999 W. Hastings Street Vancouver, BC V6C 2W2 Canada TSX: GGC	T (604) 682-2205 F (604) 682-2235 www.gencoresources.com info@gencoresources.com

About Genco Resources Ltd.

Genco Resources Ltd. is a publicly traded mining company focused on developing its core asset, the producing La Guitarra silver-gold property located in the Temascaltepec Mining District of Mexico. La Guitarra Mine presently consists of two underground operation centres and a flotation mill with a proven capacity of 320 tonnes per day. Genco recently completed a Feasibility Study, which evaluated a ten-fold expansion of existing mining operations at La Guitarra Mine to 3,000 tonnes per day.

For further information, please contact:

Ms. Jada Soomer
Manager, Corporate Communications
Telephone: (604) 682-2205 ext. 227
jsoomer@gencoresources.com

This news release may contain certain forward-looking statements that involve risks and uncertainties such as statements of the Company’s plans, objectives, strategies, expectations, and intentions. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including those factors discussed below and in filings made with the Canadian securities regulatory authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation to update these forward-looking statements.

The Toronto Stock Exchange has not reviewed the contents of this release and does not accept responsibility for the accuracy of the contents of this release.